UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **68319**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/2020**   AND ENDING   **12/31/2020**

                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Shea & Company, LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clarendon Street, Floor 45

(No. and Street)

Boston   **MA**   **02116**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher J. Pingpank   **617-896-2218**

                                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP

(Name – *if individual, state last, first, middle name*)

1 Highwood Drive   **Tewksbury**   **MA**   **01876**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Christopher J. Pingpank**   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Shea & Company, LLC   , as

of **December 31**   , 20 **20**   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Managing Director

Title



Notary Public

DAVID MINASVAND
Notary Public, Commonwealth of Massachusetts
My Commission Expires January 23, 2026



This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Statements

Shea & Company, LLC

December 31, 2020

SHEA & COMPANY, LLC

Financial Statements

Table of Contents

Financial Statements:



To the Member
Shea & Company, LLC
Boston, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Shea & Company, LLC (the Company), as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
We have served as the Company's auditor since 2017.
Tewksbury, Massachusetts
March 29, 2021

SHEA & COMPANY, LLC

Statement of Financial Condition

		December 31, 2020
Assets		
Current assets:		
Cash	$	11,088,650
Accounts receivable		51,517
Other current assets		100,687
Total current assets		11,240,854
Right of use assets		1,402,679
Other assets		111,125
Total assets	$	**12,754,658**
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and accrued expenses	$	130,494
Current portion of operating lease liability		561,850
Total current liabilities		692,344
Long term operating lease liability		840,829
Member's equity		11,221,485
Total liabilities and member's equity	$	**12,754,658**

SHEA & COMPANY, LLC

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies

Description of Business

Shea & Company, LLC (the "Company") was formed as a limited liability company on January 25, 2005 and became a registered broker-dealer under the Securities Exchange Act of 1934 on July 13, 2010. The Company provides merger and acquisition advisory services, capital raising advisory services through private sales of equity and debt securities to institutional investors, and other financial advisory services, to software and technology companies throughout North America, Europe and Israel.

The Company does not hold customer funds or securities and does not conduct any business activity for or with retail securities customers. In private placement advisory transactions, the Company acts as placement agent and does not underwrite issuer securities.

The Company has filed with regulatory agencies to transact business as a broker-dealer. As a broker-dealer, the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

Cash

For purposes of reporting on the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, with original maturities of three months or less.

The Company maintains its cash in bank deposit accounts at financial institutions which, at times, may exceed federally insured limits. The Company monitors its exposure and has not experienced any losses in these accounts.

Accounts Receivable

Accounts receivable include retainer fees, reimbursable expenses and success fees due from clients. Client fees and expense reimbursements are due the sooner of 30 days from the date of invoice or the closing of the related investment banking transaction.

The carrying amount of client accounts receivable is reduced by an allowance for doubtful accounts that reflects management's best estimate of the fees that will not be collected. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. At December 31, 2020, management believed no allowance for doubtful accounts was warranted.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. Consequently, the Company believes exposure to loss due to credit risk on cash and net accounts receivable is limited.

SHEA & COMPANY, LLC

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies (continued)

Revenue Recognition

The services provided under contracts with customers include transaction-related advisory services and fairness opinion services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service. Each performance obligation meets the criteria for either over time or point-in-time revenue recognition. Additionally, the Company is typically reimbursed for certain expenses incurred in the course of providing services to the customer.

Transaction-Related Advisory Services

Shea & Company is engaged to provide transaction-related advisory services including advice and assistance in analyzing, structuring, planning, negotiating and effecting a transaction, and providing certain ongoing services, including research and analysis on potential targets, identifying potential investors and financial forecasting for potential transactions. The Company provides such advisory services to its customers to assist with corporate finance activities such as mergers and acquisitions and the private placement of securities. In most circumstances, the Company considers the services under its advisory contracts to comprise a single performance obligation. Although there may be individual services provided in a typical contract, the individual services are not distinct within the context of the contract; rather the performance of these services helps to fulfill one overall performance obligation to deliver advisory services to the customer.

Our transaction-related advisory services are reflected as Placement Fees (services related to closing of private placement of securities), Success Fees (services related to closing a merger or acquisition transaction) and Retainer Fees (one-time or recurring fees paid in the course of an engagement).

Although the Company's transaction-related advisory services meet the criteria for over time revenue recognition, Placement Fees and Success Fees are considered variable as they are susceptible to factors outside of the Company's influence and contain a large number and broad range of possible consideration amounts. Accordingly, revenue associated with these services is constrained until specified conditions have been met, and it is probable that a significant revenue reversal will not occur in a future period. This typically occurs once substantially all services have been provided.

Retainer fees are recognized on a systematic basis over the estimated period in which the related services are performed. Payments for Placement Fees and Success Fees are generally due upon completion of a specified event or, for retainer fees, periodically over the course of the engagement. The Company recognizes a receivable between the date of completion of the event and payment by the customer.

Note 1: Summary of Significant Accounting Policies (continued)

Fairness Opinion Services

The Company is at times asked to formally opine as to the fairness or insufficiency, from a financial point of view, of the consideration paid to shareholders in a transaction. Fairness (insufficiency) opinion fees are earned and recognized when the opinion is delivered to the client. Although the Company typically provides fairness opinion services in conjunction with and via the same contract as other transaction-related advisory services, fairness opinions are considered a separate performance obligation. The Company charges a separate, fixed fee associated with the delivery of the opinion. This fee is recognized when the opinion is delivered, because the customer receives the benefit of our services only upon receipt of the opinion. Payments for fairness opinion services are generally due upon delivery of the opinion.

Reimbursed Expenses

Reimbursed Expenses consist of out-of-pocket expenses related to the performance of transaction-related advisory services or fairness opinion services and are typically recognized as revenue and expensed as incurred, as these costs are related to performance obligations that are satisfied over time.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities, and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Expense

The cost of advertising is expensed as incurred. Advertising expenses were $65,131 for the year ended December 31, 2020.

Income Taxes

The Company is treated as a single-member limited liability company for federal and state income tax purposes. Consequently, the member is taxed individually on the Company's income or losses. Therefore, the financial statements do not reflect a provision for income taxes.

Lease Accounting

The Company has classified all leases as operating leases. The lease liability is recognized at the present value of the future lease payments, and the Right of Use ("ROU") asset equals the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor and any indirect costs. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit discount rate, the Company has assumed a 5% discount rate, based on an estimate of the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a limited liability company electing to be taxed as a pass through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. The Company is not currently under examination by any taxing jurisdiction. The Company's Federal and state income tax returns are generally open for examination for the past 3 years.

Recent Accounting Pronouncements

On January 1, 2020 the Company adopted a new credit loss standard issued by the Financial Accounting Standards Board ("FASB"). The guidance replaced the current incurred loss impairment model for financial instruments with a methodology that reflects expected credit losses. The new guidance requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company established new processes to implement these changes, and the adoption did not have a material impact on the financial statements.

Risks and Uncertainties

On January 30, 2020, the World Health Organization (WHO) announced an international public health emergency related to the COVID-19 outbreak. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The impact of the COVID-19 outbreak has resulted in economic uncertainties. The extent to which the Company's financial results will be affected cannot be reasonably estimated at this time.

Subsequent Events

The Company evaluated subsequent events through March 29, 2021, the date the financial statements were authorized to be issued.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, as defined, the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2020, the Company had net capital of $10,943,156 of which $10,934,452 was in excess of its required net capital. At December 31, 2020, the Company's percentage of aggregate indebtedness to net capital was 1.19%.

Note 3 - Customer Transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of that rule.

Note 4 - Commitments

Operating Leases

200 Clarendon Street Lease and Subleases

The Company has entered into an operating lease agreement for its office space in Boston, Massachusetts. This agreement includes both rent and basic office services components. The term of the lease is April 1, 2015 through December 31, 2023. In conjunction with the lease, the Company subleased a portion of the leased premises on substantially identical terms to the master lease to two subtenants. These subleases expired on May 31, 2020, which was contemporaneous with the expiration of the operating lease covering that portion of the leased premises. The term of the first sublease was May 1, 2015 through May 31, 2020; the term of the second sublease was October 1, 2019 through May 31, 2020.

As security for this lease, the Company provided the lessor a security deposit in the amount of $97,577, which is reflected in other assets. As security for the sublease, the first subtenant provided the Company a standby letter of credit in the amount of $52,606; the second subtenant provided the Company a standby letter of credit in the amount of $50,000. The subtenant letters of credit were returned to the subtenants on the expiration of each sublease.

Upon adoption of ASC 842, the Company recognized a ROU asset and a corresponding lease liability based on the present value of then existing operating lease obligation of $1,861,918.

The ROU measurement was calculated using the scheduled rent payments through the lease maturity date. The agreement contains variable additional rent payments for building operational expenses and taxes. Because the additional rent is variable, the Company did not include these expenses in its ROU calculation. The lease contains a market-rate extension option at the termination of the lease, however that option is subject to a contingency related to another tenant the Company cannot predict or control; as such the Company did not ascribe any value to this option in its ROU calculation.

Rent and occupancy expenses under the lease were $743,087 for the year ended December 31, 2020. Rent and occupancy income under the subleases were $97,760, which was netted against rent and occupancy expenses.

601 Montgomery Street Lease

The Company has entered into an operating lease agreement for office space in San Francisco, California. This agreement includes both rent and basic office services components. The term of the lease is from June 1, 2020 to May 31, 2022.

As security for this lease, the Company provided the lessor a security deposit in the amount of $13,348, which is reflected in other assets.

Upon the commencement of the lease, the Company recognized a ROU asset and a corresponding lease liability based on the present value of then existing operating lease obligation of $408,972.

The ROU measurement was calculated using the scheduled rent payments through the lease maturity date. The agreement contains variable additional rent payments for building operational expenses and taxes. Because the additional rent is variable, the Company did not include these expenses in its ROU calculation.

Rent and occupancy expenses for the San Francisco location, which is included in operating expenses, was $142,692 for the year ended December 31, 2020.

Other Information

The following table presents supplemental information and the weighted average rate and term for the operating leases:

ROU asset obtained in exchange for the operating lease liability	2,270,891
Remaining lease term	2.77
Weighted-average discount rate	5%

Maturities

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the statement of financial condition as of December 31, 2020:

	200 Clarendon		601 Montgomery		Total	
2021	$	430,706	$	159,236	$	589,942
2022		437,375		66,740		504,115
2023		444,044		-		444,044
Total lease payments		1,312,125		225,976		1,538,101
Less: interest		121,634		13,788		135,422
Present value of lease liability	$	1,190,491	$	212,188	$	1,402,679
Current portion of lease obligation	$	410,197	$	151,653	$	561,850
Long-term lease obligation		780,294		60,535		840,829
Total operating lease liability	$	1,190,491	$	212,188	$	1,402,679

Note 5 - Employee Benefit Plan

The Company sponsors a 401(k) Retirement Plan (the "Plan") which is open to all employees meeting the age and length of service requirements set forth in the Plan. The Company's discretionary contribution to the Plan for the year ended December 31, 2020 was $682,583.

Note 6 - Concentrations

For the year ended December 31, 2020, the Company had five major customers which accounted for 67% of total revenue and one customer which accounted for 100% of accounts receivable.